PPM FUNDS
225 W. Wacker Drive, Suite 1200, Chicago, IL 60606
312-634-2500

March 16, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPM Funds
File Nos. 333-221579 and 811-23308

Dear Sir/Madam:

Enclosed for filing is the Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended ("1933 Act") and the Investment Company Act of 1940, as amended ("1940 Act") on Form N-1A of the PPM Funds (the "Trust").

This filing is being made to incorporate comments received from the Securities and Exchange Commission on December 15, 2017 and February 22, 2018, and to reflect other changes.

In accordance with Rule 461 under the 1933 Act, the Registrant hereby reserves the ability to orally request acceleration of the effective date of the Registration Statement. The Registrant is aware of its obligations under the 1933 Act.

If you have any questions concerning this filing, please contact me at 312-843-5905.

Sincerely,

/s/ Mary T. Capasso

Mary T. Capasso
Vice President, Chief Legal Officer and Assistant Secretary

encs.

March 16, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPM Funds ("Registrant")
Pre-Effective Amendment No. 1 under the Securities Act of 1933 under the Investment Company Act of 1940 to Registration Statement
File Nos: 333-221579 and 811-23308 ("Registration Statement")

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on March 23, 2018 at 4:00 p.m. ET.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-843-5905.

Sincerely,

PPM Funds By: /s/ Mary T. Capasso Mary T. Capasso Vice President, Chief Legal Officer & Assistant Secretary	Jackson National Life Distributors LLC By: /s/ Scott J. Golde Scott J. Golde General Counsel